March 11, 2008

By Electronic Submission

United States Securities and Exchange Commission
Division of Corporation Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C.  20549
Attn:  Kathleen Collins

Re:                             Phase Forward Incorporated
Form 10-K for the Fiscal Year Ended December 31, 2006
Filed on March 1, 2007
File No. 000-50839

Dear Ms. Collins:

This letter is being furnished on behalf of Phase Forward Incorporated (the “Company”) in response to comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) raised in your letter dated February 5, 2008 (the “Letter”) to Rodger Weismann, Chief Financial Officer of the Company, with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2006 (the “10-K”) that was filed with the Commission on March 1, 2007. The Commission initially commented on the 10-K on December 19, 2007 to which the Company responded on January 22, 2008; this correspondence focuses solely on comments included in the Letter dated February 5, 2008.

The responses set forth below have been organized in the same manner in which the Commission’s comments were organized.  A copy of this letter is being sent under separate cover to Melissa Feider of the Commission.

Form 10-K for the fiscal year ended December 31, 2006

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Review of Results of Operations, page 42

1.               We note from your response to prior comment 1 that you believe your MD&A disclosure adequately addresses the change in revenue based upon the tabular disclosure on page 42 of your Form 10-K and your discussion of sources contributing to the increases in your four categories of revenue. We further note that you quantify the revenue fluctuations for your Inform license, application hosting and other related revenues in your quarterly earnings releases filed on Form 8-K. In addition, we note your discussion of new customers in the Business Highlights of your Forms 8-K. Considering your continued trend of significant revenue growth, we continue to believe that it would be beneficial to investors to further quantify the sources contributing to these changes in

        MD&A, such as the increase in trials under management, the increase in revenues from new and existing customers, and the increase in Inform and WebVDME license sales, pursuant to Section III.D of SEC Release 33-6835.  Additionally, paragraph 37 of SFAS 131 requires reporting of revenues for each product and service or each group of similar products and services in your enterprise wide disclosures, unless it is impracticable to do so. Please revise your disclosures accordingly in your future filings.

RESPONSE:  The Company acknowledges the Staff’s comment and supplementally advises the Staff that the Company has reexamined Section III.D of SEC Release 33-6835 and paragraph 37 of SFAS 131 and will revise its future disclosures, including its 2007 Annual Report on Form 10-K, accordingly to include both a tabular presentation of revenue by product line as well as a discussion of significant changes to the respective product lines. Revenue by product line will include groupings of similar products and services.  In addition, the Company plans to provide additional information when discussing changes to the number of trials under management and plans to disclose the number of new customers with whom the Company enters into arrangements during the year.

With regards to the increase in revenues from new and existing customers, however, the Company respectfully advises the Staff that it believes it is impracticable to provide additional granularity relating to the breakdown of revenue between new and existing customers due to the difficulty in and extensive effort that would be required to do so.  Additionally, the Company does not believe that this information is material to an understanding of the Company’s operating results.  The Company directs the Staff’s attention to the language in the last paragraph on page 33 of the 10-K, which discloses that approximately 68% of the Company’s total revenues in 2006 were derived from its top 20 customers, only one of which was not an existing customer at the beginning of the calendar year.  The one new customer in 2006 who was part of the top 20 customers made up 4% of total revenues.  Additionally, a high percentage of the Company’s annual revenues come from its beginning backlog at the start of the calendar year, which reflects contractual commitments with the Company’s existing customers.  Based on the foregoing, the Company does not plan to provide additional detail in this regard.

Consolidated Statements of Operations, page F-4

2.               We note your response to prior comment 4 where you indicate that the 10% allocation to customer support for term licenses was based upon a 44% discount to the 18% rate charged on customer support services for perpetual licenses since the customer support for term licenses do not include the value associated with license upgrades and enhancements. Please explain further how you determined that the upgrades and enhancements included in the perpetual license customer support services represented approximately 44% of the fee charged or tell us what other methodology was used to determine the 10% rate used for term licenses.  In addition, tell us how you considered providing further disclosure to substantiate your use of the 10% allocation in your revenue recognition footnote.

RESPONSE:  The Company respectfully advises the Staff that “Customer Support” as disclosed on page 42 of the 10-K under the tabular presentation of revenue includes (1) training services, (2) customer support services for multi-year term-based license arrangements and (3) customer support services for perpetual license arrangements. Customer support services for term-based license arrangements represented approximately 26% of total “Customer Support” and 4% of total revenues for the year ended December 31, 2006.

To clarify the Company’s previous response, the Company believes that the value associated with annual support is lower under a multi-year term-based license model due to the limited timeframe for which the customer is able to utilize the upgrades and enhancements given the requirement to re-license the software upon expiration of the term, which is typically 3 to 5 years. Therefore, the perceived value to the customer of the upgrades and enhancements included in annual support is lower under a multi-year term-based license model.

As indicated in TPA 5100.68, Fair Value of PCS in Perpetual and Multi-Year Time-Based Licenses and Software Revenue Recognition, customer support services for perpetual and multi-year term-based licenses are two different elements. While the same unspecified product upgrades and enhancements may be provided under each arrangement, the time period during which the customer has the right to use such upgrades or enhancements differs based upon the terms of the underlying licenses. Therefore, the customer support services rate of 10% for multi-year term-based licenses reflects a significant discount from the perpetual license rate due to the reduction in the time period during which the customer can utilize the upgrades and enhancements. The Company believes this rate is substantive and represents a reasonable basis of allocation. Based on the foregoing, the Company believes that its basis for financial statement presentation is not misleading, is consistent with the advantages of separating revenue classifications, is clearly disclosed and has been consistently applied.

Additionally, the Company supplementally advises the Staff that under the Company’s multi-year term-based license arrangements, customer support services is bundled with the software license fee for the entire term of the arrangement. Customer support services are not charged for separately, nor is it broken out separately in the pricing underlying the arrangement. The Company has never sold a multi-year term-based license without customer support services, nor does it offer customer support services related to multi-year term-based licenses on a stand alone basis and the Company has no current plans or intentions to do so. However, in the event that the Company were to sell customer support services related to multi-year term-based licenses on a stand alone basis, the price charged would represent 10% of the license value as the Company believes this rate is indicative of the price that it would be able to charge under a multi-year term-based license model if it were to charge for customer support services separately. Management has reviewed this allocation based upon its fully-loaded costs to provide customer support services (including phone support, bug fixes, upgrades and enhancements) plus a reasonable profit margin.  Therefore, the Company believes that the factors discussed above support its position that the 10% rate is a reasonable basis of allocation.

The Company acknowledges the Staff’s comment and supplementally advises the Staff that it will revise its disclosures in future filings to clarify and substantiate its use of the 10% allocation to better describe the Company’s methodology, as described above.

3.               Additionally, we reissue part of our previous comment to request that you tell us how you determined that the value of services sold on a stand-alone basis is representative of the value of services sold in a bundled arrangement. Describe in greater detail the nature and the activities performed for consulting services sold on a stand-alone basis versus those services sold in a bundled arrangement. In addition, please revise your disclosures in future filings to more clearly describe the Company’s methodology for allocating revenue from consulting services for income statement presentation purposes.

RESPONSE:  The Company supplementally advises the Staff that it believes that the value of its consulting services sold within a bundled arrangement is equal to the value of consulting services sold on a stand-alone basis, as the activities performed under both types of arrangements are similar in nature. The activities performed under consulting arrangements, whether sold on a stand-alone basis or as part of a bundled arrangement, generally include, but are not limited to, the design and documentation of the processes related to our customers’ use of our products and services in their clinical trials.  Consulting services, whether sold on a stand-alone basis or as part of a bundled arrangement, also include project planning and management services, guidance on best practices in using our software products, data management and configuration services for data mining and reporting, as well as implementation services consisting of application architecture design, systems integrations, installation and validation.

The Company’s consulting services can be purchased by the customer either at the time of a license sale and, therefore, as part of a bundled arrangement, or after the sale on a stand-alone basis. In some circumstances, the Company sells additional follow on consulting services to a customer at a later date even if the customer purchased consulting services at the time of the initial license purchase under a bundled arrangement.

In addition, the Company acknowledges the Staff’s comment and supplementally advises the Staff that it will revise its disclosures in future filings to more clearly describe the Company’s methodology for allocating revenue from consulting services for income statement presentation purposes.

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If you have any questions concerning the enclosed matters, please contact me at (781) 902-4382 or by facsimile at (781) 902-4648.

Very truly yours,

/s/ Rodger Weismann
Rodger Weismann
Senior Vice President, Chief Financial Officer and Treasurer

   /Enclosures

cc:	Robert Weiler, President and Chief Executive Officer
D. Ari Buchler, Senior Vice President and General Counsel
John M. Mutkoski, Esq.